U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                       Washington,  D.C.  20549

                              FORM  10-SB

             General  Form  for  Registration  of  Securities
                        of  Small  Business  Issuers
                    Under  Section  12(b)  or  (g)  of
                 the  Securities  Exchange  Act  of  1934



                               TALRAM CORPORATION
                          -----------------------------
                         (Name of Small Business Issuer)




         Delaware                             13-4168913
--------------------------------         -------------------------------
(State  or  Other  Jurisdiction  of         I.R.S.  Employer  Identification
 Incorporation  or  Organization)                    Number


       63  WALL  Street,  SUITE  1801,  New  York,  New  York  10005
      ---------------------------------------------------------------
     (Address  of  Principal  Executive  Offices  including  Zip  Code)


                             212/344-1600
                             ------------
                       (Issuer's  Telephone  Number)



Securities  to  be  Registered  Under  Section  12(b)  of  the  Act:  None

Securities to be Registered Under Section 12(g) of the Act: Common Stock Par Value $.0001
                          (Title  of  Class)

                                PART  I

ITEM  1.  BUSINESS.

      Talram Corporation ("Talram") was incorporated on May 1, 2001 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Talram has been in the developmental stage since inception and its operations to date have been limited to issuing shares to its original shareholders and filing this registration statement.

      Talram will attempt to locate and negotiate with a business entity for the combination of that target company with Talram. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

      No assurances can be given that Talram will be successful in locating or negotiating with any target company.

       Talram has been formed to provide a method for a foreign or domestic private company to become a reporting company with a class of securities registered under the Securities Exchange Act of 1934.

ASPECTS  OF  A  REPORTING  COMPANY

       There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

-     Increased  visibility  in  the financial community;
- Provision of information required under Rule 144 for trading of eligible securities;
- Compliance with a requirement for admission to quotation on the NASD OTC Bulletin Board or on the Nasdaq Small Cap Market;
-     The  facilitation  of  borrowing  from  financial  institutions;
-     Improved  trading  efficiency;
-     Shareholder  liquidity;
-     Greater  ease  in  subsequently raising  capital;
- Compensation of key employees through stock options for which there may be a market valuation;
-     Enhanced  corporate  image.

      There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

-     Requirement  for  audited  financial  statements;
-     Required  publication  of  corporate  information;
-     Required  filings  of  periodic  and  episodic  reports  with  the  SEC;
- Increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON  WITH  INITIAL  PUBLIC  OFFERING

        Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

-     Inability  to  obtain  an  underwriter;
-     Possible  larger  costs,  fees  and  expenses  of  a  public  offering;
-     Possible  delays  in  the  public  offering  process;
-     Greater  dilution  of  outstanding  securities.


     Certain private companies may find a business combination less attractive than an initial public offering of their securities.

     Reasons  for  this  may  include  the  following:

-     No  investment  capital  raised  through  a  business  combination;

-     No  underwriter  support  of  after-market  trading.

POTENTIAL  TARGET  COMPANIES

     A business entity, if any, which may be interested in a business combination with Talram may include the following:

- A company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

- A company that is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

- A company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

- A company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

- A foreign company which may want an initial entry into the United States securities market;

- A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

- A company seeking one or more of the other perceived benefits of becoming a public company.

        A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Talram and the substitution by the target company of its own management and board of directors.

        No assurances can be given that Talram will be able to enter into any business combination, as to the terms of a business combination, or as to the nature of a target company.

        The proposed business activities described herein classify Talram as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the public sale of securities of blank check companies. Talram will not make any efforts to cause a market to develop in its securities until such time as Talram has successfully implemented its business plan and it is no longer classified as a blank check company.

        Talram is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Exchange Act. Talram will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Talram. Since a principal benefit of a business combination with Talram would normally be considered its status as a reporting company, it is anticipated that Talram will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

GLOSSARY
"Blank  check"  company      As  used  herein,  a  "blank  check"  company  is
                             a development stage company that has no specific business plans or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business  combination        Normally  a  merger,  stock-for-stock
                             exchange or stock-for-assets exchange between the Registrant and the target company or the shareholders of the target company.

Talram  or  the  Registrant  The  corporation  whose  common  stock  is  the subject the Registrant of this registration statement.

Exchange Act                 The  Securities  Exchange  Act  of  1934.

Securities Act               The  Securities  Act  of  1933.

RISK  FACTORS

        The business of Talram is subject to numerous risk factors, including the following:

- Talram has no operating history nor revenue and minimal assets and operates at a loss.

Talram has had no operating history nor any revenues or earnings from operations. Talram has no significant assets or financial resources. Talram has sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues, at least until the consummation of a business combination. There is no assurance that Talram will ever be profitable.

-    Talram  may  have  conflicts  of  interest.

Management of Talram participates in other business ventures, which may compete directly with Talram. Additional conflicts of interest and non-arms length transactions may also arise in the future. The terms of a business combination may include such terms as current officers and/or directors remaining as directors or officers of Talram and/or the continuing securities or other legal work of Talram being handled by the law firm of Schonfeld & Weinstein, L.L.P. of which Joel Schonfeld and Andrea Weinstein, current officers and directors and shareholders, are the principals. The terms of a business combination may provide for a payment by a target company in cash or otherwise to current shareholders for the purchase or retirement of all or part of its common stock of Talram such benefits may influence current management's choice of a target company. The Certificate of Incorporation of Talram provides that Talram may indemnify officers and/or directors of Talram for liabilities, which can include liabilities arising under the securities laws. Assets of Talram could be used or attached to satisfy any liabilities subject to such indemnification.

-    The  proposed  operations  of  Talram  are  speculative.

The success of the proposed business plan of Talram will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Talram will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Talram had more funds available to it, would be desirable. In the event Talram completes a business combination the success of its operations will be dependent upon management of the target company and numerous other factors beyond the control of Talram. There is no assurance that Talram can identify a target company and consummate a business combination.

-    Purchase  of  penny  stocks  can  be  risky.

In the event that a public market develops for the securities of Talram following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to Talram, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq Small Cap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock.

- There is a scarcity of and competition for business opportunities and combinations.

Talram is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for Talram. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Talram and, consequently, Talram will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Talram will also compete with numerous other small public companies in seeking merger or acquisition candidates.

- There is no agreement for a business combination and no minimum requirements for business combination.

As of the original filing date of this registration statement, Talram had no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. Talram does not intend to enter into a business combination until after the effective date of this registration statement. There can be no assurance that Talram will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. Talram has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which Talram would not consider a business combination with such business entity. Accordingly, Talram may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Talram will be able to negotiate a business combination on terms favorable to Talram.

-    Reporting  requirements  may  delay  or  preclude  acquisition.

Pursuant to the requirements of Section 13 of the Exchange Act, Talram is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements normally must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Talram. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to Talram at the time of effecting a business combination. In cases where audited financial statements are unavailable, Talram will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a target company might prove to be an unfavorable one for Talram.

-    We  have  not  conducted  any  market  research  on  blank check companies.

Talram has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Talram. Even in the event demand exists for a transaction of the type contemplated by Talram, there is no assurance Talram will be successful in completing any such business combination.

-    Talram  may  become  subject  to  regulation under Investment Company Act.

In the event Talram engages in business combinations, which result in Talram holding passive investment interests in a number of entities, Talram could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities, which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Talram would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Talram has obtained no formal determination from the Securities and Exchange Commission as to the status of Talram under the Investment Company Act of 1940. Any violation of such Act could subject Talram to material adverse consequences.

- After a business contribution, there will probably be change in control and management.

A business combination involving the issuance of the common stock of Talram will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Talram. As a condition of the business combination agreement, current shareholders of Talram, may agree to sell, transfer or retire all or a portion of its common stock of Talram to provide the target company with all or majority control. The resulting change in control of Talram will likely result in removal of the present officer and director of Talram and a corresponding reduction in or elimination of his participation in the future affairs of Talram.

-   After  a  business combination, the value of Talram shares may be diluted.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the common stock of Talram may increase or decrease, perhaps significantly.

- A business combination might result in the imposition of both federal and state taxes.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Talram may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Talram intends to structure any business combination so as to minimize the federal and state tax consequences to both Talram and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

ITEM  2.  PLAN  OF  OPERATION.

Search  for  a  target  company.

        Talram will search for target companies as potential candidates for a business combination.

        Talram has not entered into agreements with any third parties to locate potential merger candidates.

        Talram may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Talram engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. Talram may utilize consultants in the business and financial communities for referrals of potential target companies. There is no assurance that Talram will locate a target company or that a business combination will be successful.

        Joel Schonfeld and Andrea I. Weinstein are the principals of Schonfeld & Weinstein, L.L.P., a New York City based law firm which practices, inter alia, securities and corporate law, and as such, are regularly in communication with persons, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment counselors, financial advisors and others. Some of these individuals may be interested in utilizing the services of the law firm for their companies or clients in regard to a wide variety of possible securities-related work including mergers, acquisitions, initial public offerings, stock distributions, incorporations, or other activities. Certain of the companies or clients represented by these persons may develop over time into possible target companies. In addition, other members of management have contact with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses, which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to such individuals as potential target companies.

Management  of  TALRAM

        Talram has no full time employees. There are three officers and directors, all of whom are shareholders of Talram, as well: Joel Schonfeld, President and director; Andrea I. Weinstein, secretary and director; Noam Kenig, Vice President and director. Each member of management has agreed to allocate a limited portion of his/her time to the activities of Talram after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Management and the potential demands of the activities of Talram.

        The amount of time spent by management on the activities of Talram is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere. It is impossible to predict the amount of time management will actually be required to spend to review a suitable target company. Management estimates that the business plan of TALRAM can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision. Management will not perform any services on behalf of TALRAM until after the effective date of this registration statement.

General  Business  Plan

        The purpose of Talram is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Talram will not restrict its search to any specific business, industry, or geographical location and Talram may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Talram has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to the shareholders of Talram because it will not permit Talram to offset potential losses from one venture against gains from another.

        Talram may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

        Talram anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Talram has not conducted any research to confirm that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

        Talram has, and will continue to have, minimal capital with which to provide the owners of business entities with any cash or other assets. However, Talram offers owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means. Talram has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of Talram, none of is whom a professional business analyst. In analyzing prospective business opportunities, Talram may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Talram; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the virtually unlimited discretion of Talram to search for and enter into potential business opportunities.

        Upon acceptance of this Form 10-SB, Talram will be subject to the reporting requirements of the Exchange Act. Included in these requirements is the duty of Talram to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K reporting a business combination which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a transaction. Talram intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Talram may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

        Talram will not restrict its search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Talram may become engaged, whether such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Talram may offer.

        Following a business combination Talram may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, Talram may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

        A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Talram only on the condition that the services of a consultant or advisor are continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

Terms  of  a  Business  Combination

        In implementing a structure for a particular business acquisition, Talram may become a party to a merger, consolidation, reorganization, joint venture, licensing agreement or other arrangement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of Talram will no longer be in control of Talram. In addition, it is likely that the officer and director of Talram will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

        It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Talram may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Talram has entered into an agreement for a business combination or has consummated a business combination and Talram is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the securities of Talram may depress the market value of the securities of Talram in the future if such a market develops, of which there is no assurance.

        While the terms of a business transaction to which Talram may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

        Depending upon, among other things, the target company's assets and liabilities, the shareholders of Talram will in all likelihood hold a substantially lesser percentage ownership interest in Talram following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Talram acquires a target company with substantial assets. Any merger or acquisition effected by Talram can be expected to have a significant dilative effect on the percentage of shares held by the shareholders of Talram at such time.

        Talram will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     If Talram stops or becomes unable to continue to pay the operating expenses of Talram, Talram may not be able to timely make its periodic reports required under the Exchange Act nor to continue to search for an acquisition target.

        The Board of Directors has passed a resolution which establishes a policy that Talram will not seek a business combination with any entity in which an officer, director, shareholder or any affiliate or associate of Talram serves as an officer or director or affiliate.

Undertakings  and  understandings  required  of  target  companies

        As part of a business combination agreement, Talram intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act for at least a specified period of time; (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

        A potential target company should be aware that the market price and trading volume of the securities of Talram, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Talram within the United States financial community. Talram does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Talram' securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Talram' securities, which may result in a significant pressure on their market price. Talram may consider the ability and commitment of a target company to actively encourage interest in Talram' securities following a business combination in deciding whether to enter into a transaction with such company.

        A business combination with Talram separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Talram normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Talram may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

        Prior to completion of a business combination, Talram may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

Competition

        Talram will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Talram. In view of Talram's combined extremely limited financial resources and limited management availability, Talram will continue to be at a significant competitive disadvantage compared to Talram' competitors.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

        Talram has no properties and at this time has no agreements to acquire any properties. Talram currently uses the offices of Schonfeld & Weinstein, L.L.P., Inc. at no cost to Talram. Schonfeld & Weinstein, L.L.P. has agreed to continue this arrangement until Talram completes a business combination.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

        The following table sets forth each person known by Talram to be the beneficial owner of five percent or more of the common stock of Talram, all directors individually and all directors and officers of Talram as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

        Name  and  Address            Amount of Beneficial        Percentage
        of  Beneficial  Owner             Ownership                of Class
        ----------------------       -------------------     ------------------
        Adagio  Trading  Ltd.               250,000                   50%
        c/o Schonfeld & Weinstein, L.L.P
        63 Wall Street
        New York, NY

        Schonfeld & Weinstein, L.L.P        250,000                   50%
        63 Wall Street
        New York, NY

        Noam  Kenig                               0                    0%
        c/o Schonfeld & Weinstein, L.L.P
        63 Wall Street
        New York, NY

        All  Executive Officers and         500,000                  100%
        Directors as a Group
        (3 Persons)

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

       Set forth below are the names of the directors and officers of Talram, all positions and offices with Talram, the period during which s/he has served as such, and the business experience during at least the last five years.

        The following are all of the officers and directors and 5% or more shareholders of Talram:

       Name                    Age         Positions  and  Offices  Held
      ------                   ---         -----------------------------

     Joel  Schonfeld           66           President and Director
     Andrea  I.  Weinstein     36           Secretary and Director
     Noam  Kenig               24           Director

     Joel Schonfeld has been President and a director of Talram since March 2001. Since 1996, Mr. Schonfeld has been has been a principal of the law firm of Schonfeld & Weinstein, L.L.P. Prior to that, Mr. Schonfeld was a principal of the law offices of Joel Schonfeld. Mr. Schonfeld is chairman of the Board of Beres industries, Inc., a publicly traded company. He is a graduate of Adelphi College and Brooklyn Law School.

     Andrea Weinstein had been Secretary and a Director of Talram since May 2001. Since 1996, Ms. Weinstein has been a principal of the law firm of Schonfeld & Weinstein, L.L.P. She is a director of Beres Industries, Inc., a publicly traded company. Ms. Weinstein is a graduate of The State University of New York at Albany and Columbia Law School.

     Noam Kenig has been a Director of TALRAM since May 2001. From 1999-2001, Mr. Kenig was a project manager at EZMedia, in New York, New York, where he planned, directed and coordinated activities of designated projects. He has worked on various short term projects that dealt with satellite communications. Mr. Kenig is a graduate of Sivan College in Ra'anana, Israel, where he received a degree in computer science.

-     Previous  Blank  Check  Companies

Certain of Talram's principal stockholders have been involved with other blank check companies in the past.

Schonfeld & Weinstein, L.L.P., the two principals of which are Joel Schonfeld and Andrea I. Weinstein, is a shareholder of Lorelei Corp., a blank check company currently seeking to register its securities with the Securities and Exchange Commission pursuant to Rule 419 of Regulation C of the Securities Act of 1933, as amended.

Schonfeld & Weinstein, L.L.P., the two principals of which are Joel Schonfeld and Andrea Weinstein, was a shareholder of The Arielle Corp., a blank check company whose initial public offering was declared effective by the Securities and Exchange Commission on April 5, 1999. Pursuant to The Arielle Corp.'s offering,100,000 shares of common stock were offered at $.35 per share for a total of $35,000. On October 6, 2000, the Arielle Corp merged with Method Products Corp., a Florida Corporation, with Arielle as the surviving entity. Management of Arielle resigned upon effectiveness of the merger. In addition to shares purchased by them in Arielle's private placement offering, Schonfeld & Weinstein, L.L.P. received 156,000 shares of Arielle common stock upon consummation of the merger with Method Products Corp. Schonfeld & Weinstein, L.L.P. has had no further involvement with The Arielle Corp. Method Products Corp. common stock is traded on the OTC-Bulletin Board under the symbol MPCT.

Joel Schonfeld and Andrea Weinstein were shareholders of First Sunrise, Inc., a blank check company whose initial public offering was declared effective by the Securities and Exchange Commission on June 9, 1998. Pursuant to First Sunrise, Inc.'s offering, 100,000 shares of common stock were offered at $.50 per share. First Sunrise, Inc. raised a total of $50,000 in this offering. On December 8, 1999 FSI merged into Platinum Executive Search, Inc., a company involved in executive search and placement. Pursuant to the terms of this merger, First Sunrise registered shares were forward split 1 for 1.96648, and First Sunrise unregistered shares were reverse split 1 for .3634383. All shares of Platinum Executive Search were cancelled and First Sunrise issued 5,555,475 shares of First Sunrise common stock to former Platinum Executive Search shareholders.
Management of FSI resigned immediately upon effectiveness of the merger. In addition to shares purchased in FSI's private placement offering, Schonfeld & Weinstein L.L.P. received 65,114 shares of FSI common stock upon consummation of the merger with Platinum Executive Search, Inc. Platinum Executive Search, Inc., which charged its name to Global Sources Limited, is an operating company with publicly traded shares. Schonfeld & Weinstein, L.L.P. was retained for a short while thereafter, but has had no further involvement with Global Sources Limited.

Both Joel Schonfeld and Andrea Weinstein were shareholders of Transpacific International Group Corp., a blank check company, whose initial public offering was declared effective by the Securities and Exchange Commission on August 12, 1996. Pursuant to that initial public offering, the company offered 3,000 shares of common stock at $6.00 per share for a total offering of $18,000. On February 12, 1998, Transpacific International Group Corp. merged with Coffee
Holding Co., Inc., a coffee wholesaler, distributor and roaster. Pursuant to the merger with Coffee Holding Co., Inc., shares of Transpacific International Group Corp. were split ten for one (10:1), after which Transpacific issued 3,000,000 shares to Coffee Holding Co., Inc. in exchange for all of the issued and outstanding shares of Coffee Holding Co., Inc. Management of Transpacific International Group Corp. resigned immediately upon effectiveness of the merger. Neither Andrea Weinstein nor Joel Schonfeld had any subsequent involvement with that company.

Joel Schonfeld and Andrea Weinstein were shareholders of The Brian H. Corp., a blank check company. In its initial public offering, declared effective by the Securities and Exchange Commission on October 23, 1995, The Brian H. Corp. offered 12,500 shares of common stock at $4.00 per share for a total of $50,000. The shares and offering proceeds were held in escrow while the company searched for business combinations. The eighteen-month period proscribed by Rule 419, expired without The Brian H. Corp. finding a business combination. As a result, all offering proceeds (less 10%) were returned to investors, and the shares were returned to the company.

Joel Schonfeld and Andrea Weinstein were shareholders of Joshua J., Ltd., a blank check company. In its initial public offering, declared effective by the Securities and Exchange Commission on January 12, 1995, Joshua J., Ltd. offered 10,000 shares of common stock at $5.00 per share. $50,000 was raised in this offering. The shares and offering proceeds were held in escrow while the company searched for business combinations. The eighteen-month period proscribed by Rule 419, expired without Joshua J., Ltd. finding a business combination. As a result, all offering proceeds (less 10%) were returned to investors, and the shares were returned to the company.

Joel Schonfeld was a shareholder of Metamorphic Corporation, a blank check company. In its initial public offering, declared effective by the Securities and Exchange Commission on October 12, 1994, Metamorphic Corporation offered 10,000 units at $7.00 per unit. $70,000 was raised in this offering. The units and offering proceeds were held in escrow while the company searched for business combinations. The eighteen month period proscribed by Rule 419, expired without Metamorphic Corporation finding a business combination. As a result, all offering proceeds (less 10%) were returned to investors, and the shares were returned to the company.

Mr. Schonfeld and Ms. Weinstein were shareholders of Jackson Holding Co., a blank check company, which merged into China Energy Resources Corporation on June 19, 1996. The Securities and Exchange Commission declared Jackson Holding Corp.'s initial public offering effective on December 21, 1994. In its initial public offering, Jackson Holding Corp. offered for sale 10,000 shares of common stock at $5.00 per share. All shares offered were sold; $50,000 was raised. Pursuant to the merger with China Energy Resources Corporation, all of the issued and outstanding shares of Jackson Holding Corp. common stock were exchanged for a total of 110,000 shares of China Energy Resources Corporation common stock. Neither Mr. Schonfeld, nor Ms. Weinstein has had any subsequent involvement with that company.

Mr. Schonfeld was a shareholder of Mandi of Essex, Ltd., a blank check company. The initial public offering of Mandi of Essex, Ltd. was declared effective by the S.E.C. on July 25, 1991. 5,000 units were offered at $5.00 per unit, each unit consisting of one share of common stock and twenty (20) class A redeemable common stock purchase warrants. Each class A warrant could be redeemed for one
(1) share of common stock and one class B redeemable common stock purchase warrant. Each class B warrants entitled the holder to purchase one (1) share of common stock. $25,000 was raised in the initial public offering. On April 27, 1994, Mandi of Essex, Ltd. acquired CityScape Financial Corp., pursuant to which, all of the outstanding common stock of CityScape was acquired by Mandi in exchange for 4,140,000 shares of Mandi common stock. CityScape Financial Corp. is currently an operating company, with publicly trading shares. Mr. Schonfeld has not been involved with Mandi of Essex/CityScape Financial Corp. since the acquisition.

Each of the aforementioned companies was formed to raise money for potential business combinations.

CONFLICTS  OF  INTEREST

        The officers and directors of Talram have been involved with other blank check companies, including those registered pursuant to Rule 419 of Regulation C of the securities Act of 1933, and may be involved with future blank check companies. Consequently, there are potential inherent conflicts of interest in acting as officers and directors of Talram. In addition, insofar as management is engaged in other business activities, they may devote only a portion of their time to the affairs of Talram.

        A conflict may arise in the event that another blank check company with which Management is affiliated also actively seeks a target company. It is anticipated that target companies will be located for Talram and other blank check companies in chronological order of the date of formation of such blank check companies. However, other blank check companies may differ from Talram in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Talram. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

        The terms of business combination may include such terms as retaining current management or directors and/or the continuing securities or other legal work of Talram being handled by the law firm of which Mr. Schonfeld and Ms. Weinstein is the principal. The terms of a business combination may provide for a payment by cash or otherwise to current shareholders for the purchase or retirement of all or part of the common stock of Talram owned by a target company. Such benefits may influence the shareholders' choice of a target company.

        Talram will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of Talram or any affiliates or associates have any interest, direct or indirect.

        There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Talram could result in liability of management to Talram.

Investment  Company  Act  of  1940

        Although Talram will be subject to regulation under the Securities Act and the Exchange Act, management believes Talram will not be subject to regulation under the Investment Company Act of 1940 insofar as Talram will not be engaged in the business of investing or trading in securities. In the event Talram engages in business combinations, which result in Talram holding passive investment interests in a number of entities, Talram could be subject to regulation under the Investment Company Act of 1940. In such event, Talram would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Talram has obtained no formal determination from the Securities and Exchange Commission as to the status of Talram under the Investment Company Act of 1940. Any violation of such Act would subject Talram to material adverse consequences.

ITEM  6.  EXECUTIVE  COMPENSATION.

        The officers and directors of Talram have not received any compensation for their services rendered to Talram, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with Talram. However, some of the officers and directors of Talram anticipate receiving benefits as beneficial shareholders of Talram.

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Talram for the benefit of its employees.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

        Talram  has issued a total of 500,000 shares of common stock pursuant to
Section  4(2)  of  the  Securities  Act  for  a  total  of  $5,000  in  cash.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

        The authorized capital stock of Talram consists of 20,000,000 shares of common stock, par value $.0001 per share, of which there are 500,000 issued and outstanding and 1,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the securities of Talram; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

Common  Stock

        Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Talram, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

        Holders of common stock have no preemptive rights to purchase the common stock of Talram. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred  Stock

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Talram without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Talram has no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Talram, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. Talram has no present plans to issue any preferred stock.

Dividends

        Dividends, if any, will be contingent upon Talram's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Talram's Board of Directors. Talram presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading  of  Securities  in  Secondary  Market

        The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Talram will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of Talram's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

        Following a business combination, a target company will normally wish to cause Talram's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time. Such steps will normally involve filing a registration statement under the Securities Act. Such registration statement may include securities held by current shareholders or offered by Talram, including warrants, shares underlying warrants, and debt securities.

        In order to qualify for listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 round-lot shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 round-lot shareholders.

        If, after a business combination and qualification of its securities for trading, Talram does not meet the qualifications for listing on the Nasdaq Small Cap Market, Talram may apply for quotation of its securities on the NASD OTC Bulletin Board.

        In order to have its securities quoted on the NASD OTC Bulletin Board a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

        The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

      In certain cases Talram may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

        In general there is greatest liquidity for traded securities on the Nasdaq Small Cap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Talram will be traded following a business combination and qualification of its securities for trading.

Transfer  Agent

        It is anticipated that Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah, will act as transfer agent for the common stock of Talram.


                               PART  II

ITEM  1.  MARKET  PRICE  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER MATTERS.

        (A) MARKET PRICE. There is no trading market for Talram's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Talram, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

        (i) that a broker or dealer approve a person's account for transactions in penny stocks and

        (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must

        (i) obtain financial information and investment experience and objectives of the person; and

        (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

        (i) sets forth the basis on which the broker or dealer made the suitability determination and

        (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

        Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        (B) HOLDERS. The issued and outstanding shares of the common stock of Talram were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

        (C) DIVIDENDS. Talram has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM  2.  LEGAL  PROCEEDINGS.

        There  is  no  litigation  pending  or  threatened by or against Talram.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        Talram has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

        During the past three years, Talram has issued 500,000 common shares pursuant to Section 4(2) of the Securities Act of 1933.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Talram's certificate of incorporation contains such a provision.


INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.


                               PART  F/S

FINANCIAL  STATEMENTS.

Set forth below are the audited financial statements for Talram for the period ended December 31, 2001. The following financial statements are attached to this report and filed as a part thereof.

                               TALRAM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2001




                               TALRAM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

        INDEX                                            PAGE
        -----                                           -----


    INDEPENDENT AUDITORS' REPORT                          2

    BALANCE SHEETS                                        3

    STATEMENT OF OPERATIONS                               4

    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY          5

    STATEMENT OF CASH FLOWS                               6

    NOTES TO FINANCIAL STATEMENTS                         7

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
-------------------------------------
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX
(212)  513-1930


                             INDEPENDENT AUDITORS' REPORT

To  the  Stockholders  of
Talram  Corporation
(A  Development  Stage  Company)


     We have audited the accompanying balance sheet of Talram Corporation (A Development Stage Company) as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the period May 1, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talram Corporation (A Development Stage Company) as of December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.


   Kempisty  &  Company
   Certified  Public  Accountants  PC
   New  York,  New  York
   January  30,  2002


                                     TALRAM CORPORATION
                                (A DEVELOPMENT STAGE COMPANY)

                                        BALANCE SHEET
                                      DECEMBER 31, 2001



                           ASSETS

Cash                                                                   $             3,368
                                                                      ----------------------

  TOTAL ASSETS                                                         $             3,368
                                                                      ======================


     LIABILITIES AND STOCKHOLDERS' EQUITY

  Accrued expenses                                                                     750
                                                                       ---------------------

     TOTAL LIABILITIES                                                                 750

  Stockholders' equity
    Preferred stock, par value $0.0001, 1,000,000 shares authorized,
      issued none                                                                        -
    Common stock, par value $0.0001, 20,000,000 shares authorized,
      500,000 shares issued and outstanding                                             50
    Additional paid-in capital                                                       4,950
    Accumulated deficit                                                             (2,382)
                                                                      ----------------------

  Total Stockholders' Equity                                                         2,618
                                                                      ----------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $             3,368
                                                                      ======================




   The accompanying notes are an integral part of these financial statements.

                               TALRAM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS
       FOR THE PERIOD MAY 1, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001


Revenues:                                $                    -
                                         -----------------------
      Total Revenues                                          -
                                         -----------------------

Expenses:
      General and administrative                          2,410
                                         -----------------------

         Total Expenses                                   2,410
                                         -----------------------

Loss from operations                                     (2,410)

Other income
    Interest income                                          28
                                         -----------------------

Net loss                                 $               (2,382)
                                         =======================





   The accompanying notes are an integral part of these financial statements.

                                                    TALRAM CORPORATION
                                              (A DEVELOPMENT STAGE COMPANY)

                                       STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                           FOR THE PERIOD MAY 1, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

                                                                                        Deficit
                                                                                      Accumulated
                                         Common Stock                 Additional       during the
                                                                       Paid-in        Development
                               Shares                Amount            Capital           Stage            Total
                       -----------------------  -----------------  ---------------  ---------------  ----------------
Balances at
  May 1, 2001                              -    $             -    $            -    $           -    $            -

Sale of common stock to
    Founders                         500,000                 50             4,950                -             5,000

Net loss                                   -                  -                 -           (2,382)           (2,382)
                       -----------------------  -----------------  ---------------  ---------------  ----------------

Balances at
  December 31, 2001                  500,000    $            50    $        4,950   $       (2,382)   $        2,618
                       =======================  =================  ===============  ===============  ================











   The accompanying notes are an integral part of these financial statements.

                               TALRAM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

       FOR THE PERIOD MAY 1, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
Net loss                                                    $(2,382)

Changes in operating assets and liabilities:
    Increase in accrued expenses                                750
                                                --------------------
            Total adjustments                                   750

NET CASH USED BY OPERATING ACTIVITIES                        (1,632)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                      5,000
                                                --------------------

CASH PROVIDED BY FINANCING ACTIVITIES                         5,000
                                                --------------------

NET INCREASE IN CASH                                          3,368

CASH
    Beginning of year                                             -
                                                --------------------

    End of year                                 $             3,368
                                                ====================





   The accompanying notes are an integral part of these financial statements.

                               TALRAM CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


Note  1-  NATURE  OF  BUSINESS

          Talram Corporation ("Talram" or the "Company") was incorporated in the State of Delaware on May 1, 2001.


          The Company is a shell corporation, whose principal business is to locate and consumate a merger with an ongoing business.


Note  2-  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          Basis  of  Presentation
          -----------------------

          The Company prepares its financial statements using the accrual basis of accounting.

          Use  of  Estimates
          ------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.



          Fair  Value  of  Financial  Instruments
          ---------------------------------------

          For financial instruments including cash and accrued expenses, it was assumed that carrying amount approximated fair value because of the short maturities of such instruments.


Note  3-  INCOME  TAXES

          There is no provision for income taxes for the period ended December 31, 2001 as the Company had a net loss.


Note  4-  COMMON  STOCK

          During June, 2001 the Company sold 500,000 shares of its common stock to its founders for proceeds of $5000.

                               PART  III

ITEM  1.          INDEX  TO  EXHIBITS


        EXHIBIT NUMBER                DESCRIPTION

        3.1                   Certificate  of  Incorporation

        3.2                   By-Laws

        3.3                   Specimen  stock  certificate

        23.1                  Consent  of  Accountant

                              SIGNATURES


        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.




                          TALRAM  CORPORATION

                          By: /s/ Joel Schonfeld
                              __________________________
                              Joel  Schonfeld,  President

                          DATE:  February 13,  2002